Exhibit 99.1

First High-School Education Group Announces Fourth Quarter and Fiscal Year 2020

Unaudited Financial Results

—Fourth Quarter Revenues of RMB163.6 million, up 36.2% year-over-year

—Fourth Quarter Net Income of RMB47.0million, up 94.6% year-over-year

—Full Year Revenues of RMB445.8 million, up 32.5% year-over-year

—Full Year Net Income of RMB80.9 million, up 155.3% year-over-year

—Full Year Student Enrollments of 25,867, up 21.8% year-over-year

KUNMING, China, April 5, 2021 /PRNewswire/ — First High-School Education Group Co., Ltd. (“First High-School Education Group” or the “Company”) (NYSE: FHS), the largest operator of private high schools in Western China and the third largest operator in China1, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2020.

Fourth Quarter 2020 Financial and Operational Highlights

•	Total revenues were RMB163. 6 million (US$25.1 million), an increase of 36.2 % from RMB120.1 million in the fourth quarter of 2019.

•	Gross profit was RMB67.2 million (US$10.3million), an increase of 52.0% from RMB44.2 million in the fourth quarter of 2019.

•	Income from operations was RMB60.4 million (US$9.3 million), an increase of 116.0% from RMB28.0 million in the fourth quarter of 2019.

•	Net income was RMB47.0 million (US$7.2 million), an increase of 94.6% from RMB24.1 million in the fourth quarter of 2019.

•	Adjusted net income[2] (Non-GAAP) was RMB47.0 million (US$7.2 million), an increase of 94.6% from RMB24.1 million in the fourth quarter of 2019.

Fiscal Year 2020 Financial and Operational Highlights

•	Total revenues were RMB445.8 million (US$68.3 million), an increase of 32.5% from RMB336.5 million in 2019.

•	Gross profit was RMB158.6 million (US$24.3 million), an increase of 51.7 % from RMB104.5 million in 2019.

[1]	In terms of student enrollment as of December 31, 2019, according to an industry report commissioned by First High-School Education Group and prepared by China Insights Industry Consultancy Limited.
[2]

Adjusted net income is a non-GAAP measure. See “Non-GAAP measure” in this press release. A reconciliation of the Company’s most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measure” included at the end of this press release, and investors are encouraged to review the reconciliation.

•	Income from operations was RMB99.7 million (US$15.3 million), an increase of 155.5% from RMB39.0 million in 2019.

•	Net income was RMB80.9 million (US$12.4 million), an increase of 155.3% from RMB31.7 million in 2019.

•	Adjusted net income[2] (Non-GAAP) was RMB80.9 million (US$12.4 million), an increase of 99.1% from RMB40.5 million in 2019.

•	The total number of students enrolled as of December 31, 2020 was 25,867, an increase of 21.8% from 21,236 as of December 31, 2019.

Mr. Shaowei Zhang, Chairman and Chief Executive Officer of First High-School Education Group commented: “In March 2021, First High-School Education Group was successfully listed on the New York Stock Exchange, which marked a significant milestone for us. We raised capital for growth and significantly raised our visibility. As a newly public company, we are delighted to report strong results with impressive financial and operational performance. We continue to expand our operations and drive strong top-line and bottom-line growth. As of December 31, 2020, we have developed a network of 19 schools and enrolled nearly 26,000 students in China.”

“Despite temporary disruptions and short-term impact on our business caused by the COVID-19 pandemic, we experienced the fastest growth rate among the top 20 operators of private high schools in China3. With our unwavering mission to become a leader and innovator in the private high school education sector in China, we are committed to accelerate our expansion into new geographical markets. We believe we are well-positioned to capture the enormous and sustainable demand for high quality private high school education in China, with our highly scalable and asset-light business model and superior education quality,” Mr. Zhang concluded.

Mr. Lidong (Ben) Zhu, Chief Financial Officer of First High-School Education Group commented: “We got off to a great start as a public company. Total revenues increased by 32.5% from RMB336.5 million in 2019 to RMB445.8 million in 2020; net income increased by 155.3% from RMB31.7 million in 2019 to RMB80.9 million in 2020; and adjusted net income2 (Non-GAAP) increased by 99.1% from RMB40.5 million in 2019 to RMB80.9 million in 2020. When the outbreak of COVID-19 first appeared, we regarded the safety and health of all our students and employees as top priority. To reduce the risk of infection and contain the virus spread, we implemented a series of control measures, including body

[3]

According to an industry report commissioned by First High-School Education Group and prepared by China Insights Industry Consultancy Limited, First High-School Education Group experienced the fastest growth rate with a CAGR of 77.3% in terms of high school student enrollment and with a CAGR of 41.4% in terms of the number of high schools from December 31, 2015 to December 31, 2019, among top 20 operators of private high schools in China.

temperature monitoring of our students and staff and periodical sanitization of school facilities. We also expanded our online education service during the COVID-19 pandemic and provided online tri-teacher lectures for our students from different locations within our school network. As a result of above countermeasures, our financial and operation performance were not materially affected by COVID-19 and conversely, we successfully opened five new high schools in five new cities in Yunnan province and one tutorial school in Guizhou province. These solid results demonstrated the soundness of our growth strategy and our outstanding execution capabilities. Leveraging our highly scalable and asset-light business model, we aim to further expand our school operations to areas outside of Yunnan province, such as Sichuan province, Chongqing and Shaanxi province, in collaboration with third parties, including local real estate developers. Looking ahead, we will continue to drive rapid growth by further expanding our operations and enhancing the quality of our education services, which will enable us to emerge as an industry leader.”

Fourth Quarter 2020 Financial Results

Total Revenues

Total revenues were RMB163.6 million (US$25.1 million), an increase of 36.2 % from RMB120.1 million in the fourth quarter of 2019.

Revenues from customers were RMB148.0 million (US$22.7 million), an increase of 37.2% from RMB107.8 million in the fourth quarter of 2019. The increase was primarily driven by (1) higher student enrollment due to the opening of new schools and the increased number of students enrolled in our existing schools; and (2) the increased income from management services provided to the various vendors of student catering services as more schools opened.

Revenues from government cooperative agreements were RMB15.6 million (US$2.4 million), an increase of 26.8% from RMB12.3 million in the fourth quarter of 2019, primarily driven by the increased number of students enrolled under government cooperative programs.

Cost of revenues

Cost of revenues were RMB96.3 million (US$14.8 million), an increase of 26.9% from RMB75.9 million in the fourth quarter of 2019. The increase was primarily due to the increased staff cost in line with the increased student enrollments and the opening of new schools.

Gross profit

Gross profit was RMB67.2 million (US$10.3 million), an increase of 52.0% from RMB44.2 million in the fourth quarter of 2019.

Gross margin was 41.1%, compared with 36.8% in the fourth quarter of 2019. The increased gross margin was primarily due to synergies from school expansion and better operating efficiency.

Net operating expenses

Net operating expenses were RMB6.8 million (US$1.0 million), a decrease of 58.1% from RMB16.3 million in the fourth quarter of 2019.

•	Selling and marketing expenses were RMB1.5 million (US$0.2 million), an increase of 55.4 % from RMB1.0 million in the fourth quarter of 2019.

•

General and administrative expenses were RMB11.1 million (US$1.7 million), a decrease of 42.5% from RMB19.4 million in the fourth quarter of 2019. The decrease was primarily due to certain non-recurring office building maintenance expenses and discretionary bonus expenses occurred in 2019 while no such events occurred in the same period of 2020.

•

Government grants were RMB5.8 million (US$0.9 million), an increase of 43.0% from RMB4.1 million in 2019, primarily due to the increased government subsidies, which was in line with the increase in student enrollments and the opening of new schools.

Income from operations

Income from operations was RMB60.4 million (US$9.3 million), an increase of 116.0% year-over-year from RMB28.0 million in the fourth quarter of 2019.

Net income

Net income was RMB47.0 million (US$7.2 million), an increase of 94.6% from RMB24.1 million in the fourth quarter of 2019.

Adjusted net income2 (Non-GAAP)

Adjusted net income was RMB47.0 million (US$7.2million), an increase of 94.6% from RMB24.1 million in the fourth quarter of 2019.

Cash and restricted cash

As of December 31, 2020, the Company had cash and restricted cash of RMB208.4 million (US$31.9 million), compared with RMB153.4 million as of December 31, 2019.

Fiscal Year 2020 Financial Results

Total revenues

Total revenues were RMB445.8 million (US$68.3 million), an increase of 32.5% from RMB336.5 million in 2019.

Revenues from customers were RMB404.6 million (US$62.0 million), an increase of 31.0% from RMB308.7 million in 2019. The increase was primarily driven by (1) higher student enrollment due to the opening of new schools and the increased number of students enrolled in our existing schools; and (2) the increased income from management services provided to the various vendors of student catering services as more schools opened.

Revenues from government cooperative agreements were RMB41.3 million (US$6.3 million), an increase of 48.4% from RMB27.8 million in 2019, primarily driven by the increased number of students enrolled under government cooperative programs.

Cost of revenues

Cost of revenues were RMB287.2 million (US$44.0 million), an increase of 23.8% from RMB232.0 million in 2019. The increase was primarily due to the increased staff cost along with the more student enrollments and the opening of new schools.

Gross profit

Gross profit was RMB158.6 million (US$24.3 million), an increase of 51.7% from RMB104.5 million in 2019.

Gross margin was 35.6%, compared with 31.1 % in 2019. The increased gross margin was primarily due to synergies from school expansion and better operating efficiency.

Net operating expenses

Net operating expenses were RMB58.9 million (US$9.0 million), a decrease of 10.1% from RMB65.5 million in 2019.

•

Selling and marketing expenses were RMB7.6 million (US$1.2 million), an increase of 57.7% from RMB4.8 million in 2019. The increase was primarily due to the increased expenses in brand promotion and marketing activities in relation to the opening of new schools.

•

General and administrative expenses were RMB60.5 million (US$9.3 million), an increase of 5.6% from RMB57.3 million in 2019. The increase was mainly due to increased professional service fees and business travel expenses.

•

Government grants were RMB9.2 million (US$1.4 million), an increase of 39.0% from RMB 6.6 million in 2019, primarily due to the increased government subsidies, which was in line with the increase in our student enrollment and new schools opened.

•	Donation was nil compared to RMB10.0 million in 2019.

Income from operations

Income from operations was RMB99.7 million (US$15.3 million), an increase of 155.5 % from RMB39.0 million in 2019.

Net income

Net income was RMB80.9 million (US$12.4 million), an increase of 155.3% from RMB31.7 million in 2019.

Adjusted net income2 (Non-GAAP)

Adjusted net income was RMB80.9 million (US$12.4 million), an increase of 99.1% from RMB40.5 million in 2019.

Business Outlook

For the full fiscal year 2021, the Company expects total revenues to be between RMB770.0 million to RMB820.0 million, representing an increase of 73% to 84% on a year- over- year basis. This outlook reflects the Company’s current and preliminary views on the market and operational conditions, and the outlook ranges for fiscal year 2021 reflect a number of assumptions that are subject to change based on uncertainties.

Conference Call

First High-School Education Group’s management will hold an earnings conference call on Tuesday, April 6, 2021, at 8:00 AM U.S. Eastern Time (8:00 PM April 6, 2021, Beijing/Hong Kong Time). Please dial in 15 minutes before the conference is scheduled to begin using below numbers.

International	1-412-317-6061

United States	1-888-317-6003

Hong Kong	800-963976

Mainland China	4001-206115

Passcode	5120108

A telephone replay of the conference call may be accessed by phone at the following numbers until April 13, 2021.

International	1-412-317-0088

United States	1-877-344-7529

Replay Access Code	10153700

A live and archived webcast of the conference call will be available on the company’s investors relations website at https://ir.diyi.top/

About First High-School Education Group

First High-School Education Group is the largest operator of private high schools in Western China and the third largest operator in China1. First High-School Education Group has a network of 19 schools, offering 14 high school programs, seven middle school programs and four tutorial school programs for Gaokao repeaters, as of December 31, 2020. All of schools of the Company are strategically located in Western China. The Company aspires to become a leader and innovator of private high school education in China. For more information, please visit https://ir.diyi.top/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Non-GAAP measure

The Company has provided in this press release financial information that has not been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The Company considers and uses one non-GAAP measure, adjusted net income, as a supplemental measure to review and assess its operating performance. Adjusted net income enables the Company’s management to assess the Company’s operating results without considering the impact of non-cash charges, including share-based compensation expenses, and without considering the impact of donation expenses and transaction costs in relation to previous financing activities. The Company also believes that the use of the non-GAAP measure facilitate investors’ assessment of its operating performance.

The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net income is a non-GAAP measure. See “Non-GAAP measure” in this press release. A reconciliation of the Company’s most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measure” included at the end of this press release, and investors are encouraged to review the reconciliation.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to USD are made at the rate of RMB 6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.

For Investor and Media Inquiries Please Contact:

In China:

First High-School Education Group

Lillian Liu

Tel: +86-13062818313

E-mail: liuyi@longspringedu.com

The Blueshirt Group

Ms. Susie Wang

Phone: +86 138-1081-7475

Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Phone: +1 973-619-3227

Email: Julia@blueshirtgroup.com

First High-School Education Group Co., Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(All amounts in thousands, except share data and per share data, or otherwise noted)

	Years Ended December 31,
	2019	2020	2020
	RMB	RMB	US$
Revenues
Revenue from customers	308,715	404,562	62,002
Revenue from government cooperative agreements	27,804	41,272	6,325

Total revenues	336,519	445,834	68,327
Cost of revenues	(231,993)	(287,233)	(44,020)

Gross profit	104,526	158,601	24,307
Operating expenses and income
Selling and marketing expenses	(4,834)	(7,625)	(1,169)
General and administrative expenses	(57,284)	(60,475)	(9,268)
Government grants	6,606	9,185	1,408
Donation	(10,000)	—	—

Income from operations	39,014	99,686	15,278
Other income (expenses):
Interest income	983	1,155	177
Interest expense	(1,407)	(5,368)	(58)
Change in fair value of contingent consideration	(1,144)	(379)	(823)
Foreign currency exchange loss, net	(169)	(469)	(72)
Others, net	(217)	1,699	260

Income before income taxes	37,060	96,324	14,762
Income tax expenses	(5,370)	(15,404)	(2,361)

Net income	31,690	80,920	12,401

Attributable to
Shareholders of the Company	31,604	80,819	12,386
Non-controlling interests	86	101	15
Foreign currency translation adjustments, net of tax	—	144	22

Comprehensive income	31,690	81,064	12,423

Attributable to
Shareholders of the Company	31,604	80,963	12,408
Non-controlling interests	86	101	15
Earnings per ordinary share
Basic and diluted	RMB0.45	RMB1.15	US$0.18
Weighted average number of ordinary share outstanding
Basic and diluted	70,488,700	70,488,700	70,488,700

First High-School Education Group Co., Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(All amounts in thousands, except share data and per share data, or otherwise noted)

	Three Months Ended December 31,
	2019	2020	2020
	RMB	RMB	US$
Revenues
Revenue from customers	107,831	147,973	22,678
Revenue from government cooperative agreements	12,292	15,589	2,389

Total revenues	120,123	163,562	25,067
Cost of revenues	(75,886)	(96,327)	(14,763)

Gross profit	44,237	67,235	10,304
Operating expenses and income
Selling and marketing expenses	(961)	(1,493)	(229)
General and administrative expenses	(19,369)	(11,132)	(1,706)
Government grants	4,072	5,821	892

Income from operations	27,979	60,431	9,261
Other income (expenses):
Interest income	588	422	65
Interest expense	(506)	(3,583)	(549)
Change in fair value of contingent consideration	(205)	—	—
Foreign currency exchange gain/(loss), net	146	(718)	(110)
Others, net	(858)	938	144

Income before income taxes	27,144	57,490	8,811
Income tax expenses	(3,008)	(10,516)	(1,612)

Net income	24,136	46,974	7,199

Attributable to
Shareholders of the Company	24,050	46,928	7,192
Non-controlling interests	86	46	7
Foreign currency translation adjustments, net of tax	—	144	22

Comprehensive income	24,136	47,118	7,221

Attributable to
Shareholders of the Company	24,050	47,072	7,214
Non-controlling interests	86	46	7
Earnings per ordinary share
Basic and diluted	RMB0.34	RMB0.67	US$0.10
Weighted average number of ordinary share outstanding
Basic and diluted	70,488,700	70,488,700	70,488,700

First High-School Education Group Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Assets
Current assets
Cash	153,418	148,756	22,798
Restricted cash	—	59,600	9,134
Accounts receivable, net of allowance for doubtful accounts	7,687	30,903	4,736
Amounts due from related parties	82,225	80,464	12,332
Prepaid expenses and other current assets	21,803	53,450	8,192

Total current assets	265,133	373,173	57,192
Property and equipment, net	136,431	142,407	21,825
Intangible assets, net	50,705	48,976	7,506
Goodwill	40,218	40,218	6,164
Deferred tax assets	6,567	12,274	1,881
Amounts due from related parties	5,600	500	77
Other non-current assets	10,707	18,524	2,839

Total assets	515,361	636,072	97,484

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
Liabilities and Equity/(Deficit)
Current liabilities
Contract liabilities	171,303	203,482	31,185
Deferred revenue from governments	17,789	13,770	2,110
Borrowings under financing arrangements	14,577	64,140	9,830
Bank loan	—	46,637	7,148
Accounts payable	11,207	8,064	1,236
Accrued expenses and other payables	77,591	91,253	13,986
Income tax payables	6,055	15,377	2,357
Amounts due to related parties	113,359	218,996	33,563

Total current liabilities	411,881	661,719	101,415
Contract liabilities	5,778	7,274	1,115
Deferred revenue from governments	4,032	12,370	1,896
Borrowings under financing arrangements	7,453	28,643	4,390
Other payables	3,686	9,607	1,472
Deferred tax liabilities	12,323	11,933	1,829

Total liabilities	445,153	731,546	112,116

Equity/(Deficit)
Ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized; and 70,488,700 shares issued and outstanding as of December 31, 2019 and 2020, respectively) *	—	—	—
Additional paid-in capital	221,791	64,128	9,828
Statutory reserves	29,101	41,591	6,374
Accumulated deficit	(180,770)	(201,524)	(30,885)
Accumulated other comprehensive income	—	144	22

Total equity/(deficit) attributable to the shareholders of the Company	70,122	(95,661)	(14,661)
Non-controlling interests	86	187	29

Total equity/(deficit)	70,208	(95,474)	(14,632)
Commitments and contingencies	—

Total liabilities and equity	515,361	636,072	97,484

*	Number of ordinary shares reflect on a retrospective basis the effect of shares issued in connection with the corporate restructuring in January 2021.

First High-School Education Group Co., Ltd.

Reconciliation of GAAP to Non-GAAP Measure

(All amounts in thousands)

	Three Months Ended December 31,			Years Ended December 31,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of net income to adjusted net income:
Net income	24,136	46,974	7,199	31,690	80,920	12,401
Add:
Share-based compensation expenses	—	—	—	—	—	—
Donation expenses	—	—	—	10,000	—	—
Transaction costs in relation to previous financing activities	—	—	—	322	—	—
Tax effects of adjustments **	—	—	—	(1,548)	—	—
Adjusted net income	24,136	46,974	7,199	40,464	80,920	12,401

**	Tax effects were determined based upon the nature, as well as the jurisdiction, of each reconciliation adjustment at the respective applicable income tax rate.